UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No.     )

AMERICAN CAPITAL STRATEGIES, LTD.

(Name of Subject Company (issuer)) and Filing Person)

OPTIONS TO PURCHASE COMMON STOCK,

$0.01 par value per share

(Title of Class of Securities)

024937104

(CUSIP Number of Class of Securities of Underlying Common Stock)

SAMUEL A. FLAX, ESQ.

EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL, CHIEF COMPLIANCE OFFICER

AND SECRETARY

2 BETHESDA METRO CENTER

14TH FLOOR

BETHESDA, MD 20814

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

COPIES TO:

RICHARD E. BALTZ, ESQ.

Arnold & Porter LLP

555 Twelfth Street, N.W.

Washington, DC 20004-1206

(202) 942-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$15,964,477	$490.11

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,426,815 shares of common stock of American Capital Strategies, Ltd. having an aggregate value of $15,964,477 as of August 23, 2007 will be amended pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☐

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Amend Eligible Options, filed as Exhibit 99.(a)(1)(A) hereto (the “Offering Memorandum”), under the section entitled Offer to Amend Eligible Options and the section entitled Summary Term Sheet & Frequently Asked Questions are incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is American Capital Strategies, Ltd., a Delaware corporation (the “Company”), the address of its principal executive office is 2 Bethesda Metro Center, 14th Floor, Bethesda, MD 20814 and the telephone number of its principal executive office is (301) 951-6122. The information set forth in the Offering Memorandum under Section 16, Information About American Capital, is incorporated herein by reference.

(b) Securities. Under the terms of the Plans (as defined below), the exercise price of certain options granted under the Plans was reduced by an amount equal to the per share amount of any dividend paid by the Company subsequent to the grant of the option. This Tender Offer Statement on Schedule TO relates to the Offering Memorandum by the Company pursuant to which the Company is offering optionholders who received options under the Plans the opportunity to amend certain portions of certain stock options to purchase the Company’s common stock in order to increase the exercise price of these options (which had been reduced from the fair market value at the time of the grant, in accordance with the terms of the Plans, to reflect the payment of dividends) in order to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations issued by the U.S. Internal Revenue Service thereunder. The Company is making the Offer (as defined in the Offering Memorandum) upon the terms and subject to the conditions described in this Offering Memorandum, including the conditions described in Section 7 of the Offering Memorandum. The stock options that are the subject of the Offer are those portions of stock options that have each of the following characteristics:

•

granted to an “Eligible Optionee” under either the American Capital Strategies, Ltd. 2003 Employee Stock Option Plan, as amended (the “2003 Plan”) or the American Capital Strategies, Ltd. 2004 Employee Stock Option Plan, as amended (the “2004 Plan” and together with the 2003 Plan, the “Plans”) and had their exercise prices reduced to reflect dividends paid by the Company;

•	vested or will vest after December 31, 2004;

•	beneficially owned by current employees of the Company; and

•	still outstanding and unexercised on the date the Offer expires, subject to the further terms and conditions set forth in the Offering Memorandum.

The Company will send optionholders who elect to amend their Eligible Options (as defined in the Offering Memorandum) a letter within three business days after the Expiration Time (as defined in the Offering Memorandum) confirming their amendments and elections, pursuant to which such options will be amended to increase the exercise price. The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the option amendment will depend on the number of shares of common stock subject to Eligible Options tendered for amendment by Eligible Optionees (as defined in the Offering Memorandum). The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; Additional Considerations; The Amended Options; Expiration and Extension of Offer, and Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offering Memorandum under Section 8, Price Range of Common Stock, is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The information set forth under Item 2(a) above and in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offering Memorandum under the section entitled “Summary Term Sheet and Frequently Asked Questions” is incorporated herein by reference.

(b) Purchases. The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; Additional Considerations; The Amended Options; Expiration and Extension of Offer, and Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offering Memorandum under Section 2, Purpose of the Offer, is incorporated herein by reference.

(b) Use of Securities Acquired. Not applicable.

(c) Plans. Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; Additional Considerations; The Amended Options; Expiration and Extension of Offer, Section 10, Accounting Consequences of the Offer, Section 14, Fees and Expenses, and Section 15, Source and Amount of Consideration is incorporated herein by reference.

(b) Conditions. The information set forth in the Offering Memorandum under Section 7, Conditions of the Offer, is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in the Offering Memorandum under Section 14, Fees and Expenses, is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2007, including all material incorporated by reference therein, is incorporated herein by reference. Item 1, Consolidated Financial Statements, of the Company’s Quarterly Report on Form 10-Q for each of the quarters ended (A) March 31, 2007, filed with the SEC on May 10, 2007, and (B) June 30, 2007, filed with the SEC on August 9, 2007, including all materials incorporated by reference therein, is incorporated herein by reference. The information set forth in the Offering Memorandum under Section 16, Information About American Capital, Section 17, Additional Information, and Risk Factors Related to the Offer (beginning on Page 1), is incorporated herein by reference. The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Financial Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(2) The information set forth in the Offering Memorandum under Section 11, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b) Other Material Information. The information set forth in the Offering Memorandum under Section 16, Information About American Capital, is incorporated herein by reference.

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)	Offer to Amend Eligible Options, dated August 29, 2007

99.(a)(1)(B)	Form of Email of Announcement of Tender Offer

99.(a)(1)(C)	Form of Notice to All Eligible Optionees

99.(a)(1)(D)	Form of Election Form

99.(a)(1)(E)	Form of Notice Regarding Failure to Make an Election

99.(a)(1)(F)	Form of Notice: Election Confirmation Statement (Pre-Expiration Time)

99.(a)(1)(G)	Form of Notice: Final Election Confirmation Statement (Post-Expiration Time - Offer Participants)

99.(a)(1)(H)	Form of Notice: Final Election Confirmation Statement (Post-Expiration Time - Offer Non-Participants)

99.(a)(1)(I)	Form of Slide Presentation to Eligible Optionees

99.(a)(1)(J)	American Capital Strategies, Ltd. Annual Report on Form 10-K, for its fiscal year ended December 31, 2006, filed with the SEC on March 1, 2007, and incorporated herein by reference.

99.(a)(1)(K)	American Capital Strategies, Ltd. Quarterly Report on Form 10-Q, for its fiscal quarter ended March 31, 2007, filed with the SEC on May 10, 2007, and incorporated herein by reference.

99.(a)(1)(L)	American Capital Strategies, Ltd. Quarterly Report on Form 10-Q, for its fiscal quarter ended June 30, 2007, filed with the SEC on August 9, 2007, and incorporated herein by reference.

99.(b)	Not applicable.

99.(d)(1)(A)	American Capital Strategies, Ltd. 2003 Employee Stock Option Plan, as amended, filed as Exhibit I to the Definitive Proxy Statement for the 2003 Annual Meeting, filed with the SEC on April 10, 2003 and incorporated herein by reference.

99.(d)(1)(B)	American Capital Strategies, Ltd. 2004 Employee Stock Option Plan, filed as Exhibit II to the Definitive Proxy Statement for the 2004 Annual Meeting, filed with the SEC on March 26, 2004 and incorporated herein by reference.

99.(g)	Not applicable.

99.(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN CAPITAL STRATEGIES, LTD.
/s/ Samuel A. Flax
Name: Samuel A. Flax
Title: Executive Vice President, General Counsel, Chief Compliance Officer and Secretary